November 13, 2024

Sanjeev Luther
President and Chief Executive Officer
Eterna Therapeutics, Inc.
1035 Cambridge Street, Suite 18A
Cambridge, MA 02141

       Re: Eterna Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed November 5, 2024
           File No. 333-283003
Dear Sanjeev Luther:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Edwin Astudillo, Esq.